SECU SION

12010786

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44258

SEC Mail Processing Section
FEB 15 2012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMG Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 MERRITT 7 PH
(No. and Street)

NORWALK	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James G. Kaiser, President 203-363-8279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street,	Stamford,	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G. Kaiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMG Distributors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

CONTENTS

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
FMG Distributors, Inc.
Norwalk, CT 06851

We have audited the accompanying statement of financial condition of FMG Distributors, Inc. (the "Company") as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMG Distributors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation Of Net Capital Under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 10, 2012

FMG DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets:		
Cash	$	9,210
Advance to stockholder		1,500
Total Current Assets		10,710
TOTAL ASSETS	$	10,710

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses	$	2,200
Accrued franchise and income taxes payable		250
Total Current Liabilities		2,450
Stockholder's Equity:		
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding		8,000
Retained earnings		260
Total Stockholder's Equity		8,260
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,710

See notes to financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 14,575
Interest income	77
Total Revenues	14,652
Expenses:	
Professional fees	2,400
Licenses and fees	2,485
Total Expenses	4,885
Net profit	$ 9,767

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 8,000	$ 93	$ 8,093
Net profit	-	9,767	9,767
Dividend	-	(9,600)	(9,600)
Stockholder's equity, end of year	$ 8,000	$ 260	$ 8,260

See notes to financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:	
Net profit	$ 9,767
Increase in payables	(75)
Net Cash Used By Operating Activities	9,692
Cash Flows From Investing Activities:	
Advance to shareholder	(400)
Net Cash Used By Investing Activities	(400)
Cash Flows From Financing Activities:	
Dividends	(9,600)
Net Cash Used By Financing Activities	(9,600)
Net Decrease In Cash	(308)
Cash - Beginning of year	9,518
Cash - End of year	$ 9,210
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -

See notes to financial statements

NOTE 1 - NATURE OF OPERATIONS

FMG Distributors, Inc. (the "Company") is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Accounts receivable

Accounts receivable are shown net of a reserve for bad debts.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 10, 2012, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 10, 2012 that would require adjustment or disclosure in the financial statements.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2011.

Net capital	$6,760
Excess of net capital over requirements	$1,760
Aggregate indebtedness to net capital	.36-1.00

NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

FMG DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2011

Stockholder's equity	$ 8,260
Deductions	(1,500)
Net capital	6,760
Minimum net capital required	5,000
Excess of Net Capital Over Minimum Requirements	$ 1,760
Aggregate Indebtedness	$ 2,450

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2011):

No difference exists between Net Capital, as reported in Company's Part IIA (unaudited) Focus Report and Net Capital as reported in this audit report.

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder
FMG Distributors, Inc.
Norwalk, CT 06851

In planning and performing our audit of the financial statements of FMG Distributors, Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FMG Distributors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of FMG Distributors, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 2011 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2011.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 10, 2012